As filed with the Securities and Exchange Commission on March 30, 2022
Registration No. 333-260911

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BABYLON HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Bailiwick of Jersey, Channel Islands (State or other jurisdiction of incorporation or organization)	8000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
1 Knightsbridge Green
London, SW1X 7QA
+44 (0) 20 7100 0762
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005
(212) 894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:
Ryan J. Maierson Julia A. Thompson R. Charles Cassidy III Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400	Manny Rivera, Esq. Deputy General Counsel, US Corporate and Securities Babylon Inc. 2500 Bee Cave Road Austin, Texas 78746 Tel: (646) 481-6605

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (File No. 333-260911)
Indicate by check mark whether the registrant is emerging growth company as defined in Rule 405 of Securities Act. Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended

EXPLANATORY NOTE
This Post-Effective Amendment No. 1 (this “Amendment”) to the Registration Statement on Form F-1 of Babylon Holdings Limited (File No. 333-260911), initially filed on November 9, 2021 and declared effective by the Securities and Exchange Commission on November 30, 2021 (the “Registration Statement”), is being filed as an exhibit-only filing solely to file the consent of KPMG LLP (United Kingdom) with respect to its report dated March 30, 2022 relating to the financial statements of Babylon Holdings Limited contained in its Annual Report on Form 20-F and included in the Prospectus Supplement No. 2 dated March 30, 2022 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

Part II: INFORMATION NOT REQUIRED IN PROSPECTUS
Item 8.
Exhibits and Financial Statement Schedules.

(a) Exhibits.
Exhibit No.	Description
23.1*	Consent of KPMG LLP (United Kingdom), independent registered public accounting firm of Babylon Holdings Limited.

*
Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 has duly caused this post-effective amendment to the registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, United Kingdom on March 30, 2022.
BABYLON HOLDINGS LIMITED
By: /s/ Ali Parsadoust
Name: Ali Parsadoust
Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to the Registration Statement on Form F-1 has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Ali Parsadoust Ali Parsadoust	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2022
/s/ Charles Steel Charles Steel	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2022
Mohannad AlBlehed	Director
* Per Brilioth	Director	March 30, 2022
* Georgi Ganev	Director	March 30, 2022
* Mairi Johnson	Director	March 30, 2022
David Warren	Director

* By:
/s/ Charles Steel

Charles Steel
Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Babylon Holdings Limited has signed this post-effective amendment to the registration statement on Form F-1 on March 30, 2022.
BABYLON INC.
By: /s/ Paul-Henri Ferrand
Name: Paul-Henri Ferrand
Title: President, Chief Executive Officer and Secretary